Rule  424(b)(2);  Registration
                                                      Statement Number 333-27289

                                   PROSPECTUS

                               IMNET SYSTEMS, INC.

                         429,292 SHARES OF COMMON STOCK

                                 $.01 PAR VALUE

This Prospectus relates to an aggregate of 429,292 shares of Common Stock, par value $.01 per share (the "Common Stock"), of IMNET Systems, Inc., a Delaware corporation ("IMNET" or the "Company"). All of the Common Stock offered hereby may be sold from time to time by and for the account of the Selling Stockholders named in this Prospectus (the "Selling Stockholders"), or for the account of pledgees, donees, transferees or other successors in interest of the Selling Stockholders. See "Selling Stockholders" herein.

The methods of sale of the Common Stock offered hereby are described under the heading "Plan of Distribution." The Company will receive none of the proceeds from such sales. The Company will pay all expenses (other than underwriting and brokerage expenses, fees, discounts, and commissions, all of which will be paid by the Selling Stockholders) incurred in connection with the offering described in this Prospectus.

The Selling Stockholders and any broker-dealers that participate in the distribution of the Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), and any commission or profit on the resale of shares received by such broker-dealers may be deemed to be underwriting commissions and discounts under the 1933 Act. Upon the Company's being notified by the Selling Stockholders that any material arrangement has been entered into with a broker or dealer for the sale of the shares through a secondary distribution, or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, disclosing among other things the names of such brokers and dealers, the number of shares involved, the price at which such shares are being sold and the commissions paid or the discounts or concessions allowed to such broker-dealers.

The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 4.

Sales of Stock may also be made for the account of the Selling Stockholders, or for the account of donees, transferees or other successors in interest of the Selling Stockholders, pursuant to Rule 144 under the 1933 Act. The Common Stock of the Company is listed on the Nasdaq Stock Market's National Market System (Symbol: IMNT). On May 26, 1997, the closing price of the Common Stock was $23.875 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                                 -----------------

                  THE DATE OF THIS PROSPECTUS IS MAY 27, 1997.

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AVAILABLE INFORMATION

The  Company is  subject to the  informational  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at regional offices of the Commission at the Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be inspected and copied at the offices of the Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006-1500, on which the Company's Common Stock is listed. In addition, the Commission maintains a site on the World Wide Web portion of the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement on Form S-3, as amended (the "Registration Statement"), of which this Prospectus is a part. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; and while the Company believes the descriptions of the material provisions of such contracts, agreements and other documents contained in this Prospectus are accurate summaries of such material provisions, reference is made to such contract, agreement or other document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

Note:The discussions in this Prospectus contain forward looking statements that involve risks and uncertainties. Statements contained in this Prospectus that are not historical facts are forward looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. A number of important factors could cause the Company's actual results for fiscal 1997 and beyond to differ materially from past results and from those expressed or implied in any forward looking statements made by, or on behalf of, the Company. These factors include, without limitation, those listed in "Risk Factors".

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Company hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) Annual Report of the Company on Form 10-K for the fiscal year ended June 30, 1996, filed on September 30, 1996, as amended by Form 10-K/A Amendment No. 1 dated and filed on November 8, 1996 and Form 10-K/A Amendment No. 2 dated November 11, 1996 and filed on November 12, 1996, (ii) Quarterly Reports of the Company on Form 10-Q for the fiscal quarters ended September 30, 1996 (filed on November 14, 1996), December 31, 1996 (filed on February 14, 1997), and March 31, 1997 (filed on May 2, 1997), (iii) the Current Report on Form 8-K of the Company dated September 30, 1996, filed on October 15, 1996, as amended by Form 8-K/A Amendment No. 1 filed on December 12, 1996, (iv) the Current Report on From 8-K of the Company dated March 18, 1997 and filed on April 2, 1997, (v) the Current Report on Form 8-K of the Company dated May 15, 1997, and filed on May 15, 1997, and (vi) the description of the Company's Common Stock contained in the Company's registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.


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The Company will provide  without charge to each person to whom this  Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to IMNET Systems, Inc., Attn: Chief Financial Officer, 3015 Windward Plaza, Windward Fairways II, Alpharetta, Georgia 30202, telephone 770-521-5600.

                                   THE COMPANY

         IMNET develops, markets, installs and services electronic information and document management systems to meet the needs of the healthcare industry and other document-intensive businesses. The Company's systems electronically capture, index, store and retrieve information which is resident on most storage media, including magnetic disk, optical disk, microfilm, paper and x-ray film. IMNET's fully integrated information storage system, the IMNET Electronic Information Warehouse, allows users to re-engineer their information management processes to access information on a cost-effective basis and to achieve immediate cost savings through productivity increases. The IMNET Electronic Information Warehouse is used by healthcare providers and healthcare information systems ("HCIS") vendors to create an electronic medical record ("EMR") by integrating current and historical patient information with existing information management systems. By providing access to information that is not otherwise available electronically, the Company believes that the IMNET Electronic Information Warehouse is a necessary component to create a complete healthcare information system solution. Since September 1994, the Company has entered into agreements to supply its systems through its HCIS Distribution Partners: Cerner Corporation, HBO & Company ("HBOC"), IDX Systems Corporation and PHAMIS, Inc. (collectively the "HCIS Distribution Partners").

         Businesses and other organizations have made significant investments over the years in information technology with the goal of creating a "paperless" work environment in which information is made available electronically through computers. Despite dramatic advances in computer technology, only a small amount of current and historical information used by certain businesses today is accessible by computer. Most of the critical information used by businesses and other organizations continues to reside on non-electronic storage media such as paper, creating costly information management problems including: (i) delays in accessing information; (ii) space and personnel costs to store paper-based records; (iii) lost and misfiled documents; (iv) single user access to relevant data; and (v) errors in entering and reading information. While electronic document imaging systems have been developed by several companies, no single platform has emerged as a standard for enabling efficient, cost-effective electronic access to all information stored on most types of storage media.

         The need to access information by computer on a real-time basis is particularly evident in the healthcare industry where the vast majority of patient records are stored in paper files and other formats. Electronic access through computers to current and historical patient information contained in the patient file permits physicians and other care providers to make informed decisions regarding patient care, while avoiding unnecessary costs and delays such as performing multiple tests already administered by other groups in the healthcare organization. Furthermore, market-driven efforts to contain rising healthcare costs have resulted in an increasing demand for sophisticated healthcare information systems that capture patient data on a real-time basis in an EMR. In order to control healthcare costs while improving the quality of care provided, physicians need immediate electronic access to patient information.

         IMNET's Electronic Information Warehouse provides healthcare organizations and other document-intensive businesses with a complete electronic information management solution by integrating current and historical data, regardless of storage media, with currently installed information management systems. IMNET's systems electronically capture, store and retrieve scanned, microfilmed, or computer-generated documents, utilizing third party hardware devices, while structuring the flow of information to achieve increases in productivity. IMNET's hierarchical information storage management system provides necessary patient information on-line while adding the capability to access less essential information contained in a more cost-effective storage medium, such as microfilm. The IMNET Electronic Information Warehouse provides a complementary extension of existing healthcare information systems and clinical databases, thereby enabling the creation of a complete EMR.

         IMNET Systems, Inc. was incorporated in Delaware in May 1992. On October 5, 1992, the Company acquired substantially all of the assets (the "1992 Acquisition") of the electronic imaging business of IMGE, Inc. and certain of its subsidiaries (collectively, "IMGE"). The Company's principal executive offices are located at 3015 Windward Plaza, Windward Fairways II, Alpharetta, Georgia 30202, and the Company's telephone number is 770-521-5600.

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Recent Developments

         In April 1997 IMNET signed a multi-year Strategic Business Agreement with Tenet Healthcare Corporation ("Tenet"). Tenet, which is based in Santa Barbara, California, through its subsidiaries owns or operates 127 acute care hospitals and numerous related healthcare services from coast to coast. Under the agreement, IMNET will become the exclusive distributor of certain electronic healthcare information and document management system technology to Tenet and its affiliated entities.


                                  RISK FACTORS

         This Prospectus contains forward looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from past results, and from results indicated by such forward looking statements. Factors that may cause such differences include, but are not limited to, those discussed below.

         Limited Operating History; Lack of Profitable Operations. The Company commenced operations in 1992 and has sustained substantial losses in recent years, even though the Company's net income for the nine months ended March 31, 1997 was $3.7 million ($.37 per share). These amounts reflect non-recurring charges of $2.6 million comprised of (i) $750,000 related to acquisition costs associated with the Hunter International, Inc. acquisition, completed during the three month period ended September 30, 1996; (ii) $1.4 million related to the write-down of assets associated with its MedVision product line, due to the Value Added Reseller Agreement entered into with ISG Technologies, Inc. in March 1997; and (iii) $468,000 related to relocation costs associated with the Company's move to its new corporate headquarters, which was completed in the three month period ended March 31, 1997. The Company's net loss for fiscal 1996 was $6.0 million ($0.69 per share) primarily as a result of $10.4 million of non-recurring charges comprised of: (1) $5.7 million related to in-process research and development associated with the Company's acquisitions of Evergreen Technologies, Inc. and Quesix Software, Incorporated completed during the second quarter of fiscal 1996 and (2) a $4.6 million non-recurring charge related to the Company's business alliance with HBO & Company recorded in the third quarter of fiscal 1996. Exclusive of the non-recurring charges, the Company reported earnings of $4.3 million for fiscal 1996. Previously, the Company had incurred a net loss of approximately $4.1 million ($0.77 per share) for fiscal 1995, and a net loss of approximately $5.4 million ($1.38 per share) for fiscal 1994. As of March 31, 1997, the Company had an accumulated deficit of approximately $16.8 million. In addition, the Company will require significant funds to implement its business strategies. The Company may experience losses in the future due to the following factors: (i) the Company's operating expenses are budgeted on anticipated revenues; (ii) the Company incurs significant expenses in connection with research and development, and, more recently, the development of its direct and indirect selling and marketing efforts; (iii) a high percentage of the Company's expenses are fixed, and (iv) the Company may incur additional charges relating to acquisitions and business alliances. As a result, there can be no assurance that the Company will be profitable in the future, or that funds provided by operations and present capital will be sufficient to fund the Company's ongoing operations. The Company believes its current operating funds will be sufficient to finance its cash requirements for at least the next 12 months. If the Company has insufficient funds, there can be no assurance that additional financing can be obtained on acceptable terms, if at all. The absence of such financing would have a material adverse effect on the Company's business, including a possible reduction or cessation of operations.

         Variability in Quarterly Operating Results; Volatility of Stock Price. Results of operations have fluctuated and may continue to fluctuate significantly from quarter to quarter as a result of a number of factors, including: (i) contract terms and the volume and timing of system sales and customer acceptances; (ii) customer purchasing patterns, long sales cycles, order cancellations and rescheduling of system installations; (iii) the mix of direct and indirect sales; (iv) the mix of higher-margin software revenues and lower-margin hardware revenues; and (v) the actions of competitors. In addition, the Company believes that sales generated to and by its HCIS Distribution Partners and its general business distribution partners, which are harder to predict, will increase as a percentage of total revenues. In fiscal 1996 and the first nine months of fiscal 1997 the Company recognized revenue from large multi-site licenses and from transactions in which the Company's distribution partners purchased software licenses in quantity for resale. These transactions, which typically had higher margins, are difficult to predict, particularly as to when a distribution partner will acquire additional licenses, and the quantity such partner will purchase. Accordingly, the Company's future operating results are likely to be subject to significant variability from quarter to quarter and could be adversely affected in any particular quarter. The Company's total revenues and results of operations may also be affected by seasonal trends including the possibility of higher revenues in the

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Company's  second and fourth fiscal quarters and lower revenues in its first and third fiscal quarters as a result of many customers' annual purchasing and budgetary practices and the Company's sales commission practices relying in part on annual quotas. As a result, the Company believes that period-to-period comparisons of its revenues and results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Due to the foregoing factors, among others, it is possible that the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially and adversely affected. In addition, the market price for the Company's Common Stock has been volatile and in the future could be adversely affected by general trends in the Company's industry, changes in general market conditions and other factors.

         Customer Concentration. The Company's product sales have been concentrated in a small number of customers, and the Company has historically derived a substantial percentage of its total revenues from a relatively small number of customers. For the nine months ended March 31, 1997, two customers accounted for approximately 51% of the Company's total revenues. For the year ended June 30, 1996, two customers accounted for approximately 32% of the Company's total revenues. In fiscal 1995, four customers accounted for 41% of the Company's total revenues. In fiscal 1994, two customers accounted for 27% of the Company's total revenues. Furthermore, the Company has granted extended payment terms in several instances. Developments adverse to the financial condition of any of these customers, their failure to honor payment obligations, or the inability to replace any such customer with significant new customers would have a material adverse effect on the Company's financial position and results of operations.

         Product Acceptance and Market Development; Dependence on Distribution Partners. The market for electronic information and document management systems, as it relates to integrated mixed-media healthcare information systems, is still relatively new and may not develop as expected. The Company's success is dependent upon market acceptance of its products in preference to competing products and products that may be developed by others. There can be no assurance that the Company's products will achieve a sufficient level of market acceptance to result in long-term profitable operations. The Company's success is also dependent on the success of its marketing and distribution strategy which involves, to a significant degree, a reliance upon HCIS vendors to sell the Company's electronic information and document management systems as a necessary component of the integrated systems being marketed by such distribution partners. If the HCIS Distribution Partners or future distribution partners elect not to include the Company's products as components in their integrated systems or are unsuccessful in achieving significant sales of those systems, the Company's business would be materially and adversely affected.

         Long Sales and Delivery Cycle; Dependence on Future Systems Sales. The decision by a healthcare provider to replace or substantially upgrade its information systems typically involves a major commitment of capital and an extended review and approval process. Accordingly, the sales and delivery cycle for the Company's system is typically eight to 24 months from initial contact to delivery and acceptance of the products. The time required from initial contact to contract execution is typically six to 12 months. During these periods, the Company may expend substantial time, effort and funds preparing a contract proposal and negotiating the contract. Under customary system sales agreements, the Company does not record revenues on products until they have been delivered and accepted by the customer. The length of time between contract execution and acceptance typically ranges from two to 12 months for an end-user depending on the size of the order, the products ordered and delivery terms. At March 31, 1997, the Company had approximately $40.0 million of signed sales contracts for systems and services which had not yet been delivered. This amount includes contracts for software license fees, hardware sales and services that may include cancellation provisions that do not pertain to IMNET's performance, and contracts that are expected to result in revenues over periods of as much as five years. Over time, the proportion of such signed sales contracts represented by long-term contracts is expected to increase. Any significant or ongoing failure to achieve signed contracts and subsequent customer acceptance after expending time, effort and funds could have a material adverse effect on the Company's business.

         Ability to Manage Growth. As a result of both internal development and expansion into additional applications and markets, the Company is currently experiencing a period of rapid growth and expansion. Such growth and expansion has placed and could continue to place a significant strain on the Company's services and support operations, sales and administrative personnel and other resources. The Company's ability to manage such growth effectively will require the Company to continue to improve its operational, management and financial systems and controls and to train, motivate and manage its employees. As a result, IMNET is subject to certain

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growth-related  risks,  including  the risk that it will be unable to retain the necessary personnel or acquire other resources necessary to service such growth adequately.

         Risks Associated with Acquisitions. As part of the Company's strategy to enhance and maintain its competitive position, IMNET has consummated the acquisitions of several companies and continues to evaluate potential acquisitions of businesses, products and technologies. In considering an acquisition, the Company may compete with other potential acquirors, many of which may have greater financial and operations resources. Further, the evaluation, negotiation, and integration of such acquisitions may divert significant time and resources of the Company, particularly of management. There can be no assurance that suitable acquisition candidates will be identified, that any acquisitions can be consummated or that any acquired businesses or products can be successfully integrated into the Company's operations. In addition, there can be no assurance that the completed acquisitions or any future acquisitions will not have a material adverse effect upon the Company, particularly in the fiscal quarters immediately following the consummation of such transactions due to operational disruptions, unexpected expenses and accounting charges which may be associated with the integration of such acquisitions.

         Risks Associated with HBOC Distribution Partner Relationship. The Company entered into a definitive agreement with HBOC in the third quarter of fiscal 1996, whereby the Company will assume responsibility for providing maintenance and support to certain HBOC customers, and for converting such customers to use of IMNET's products. There can be no assurance that the Company will recover its investment in this relationship, or that the maintenance, support and conversion will be successfully accomplished or profitable.

         Risks Associated with Outsourcing of IMNET MegaSAR Microfilm Jukebox. In the fourth quarter of fiscal 1996 the Company granted to SoftNet Systems, Inc. ("SoftNet") worldwide, exclusive manufacturing rights and non-exclusive distribution rights for the MegaSAR Microfilm Jukebox and its associated technology. The Company retained the right to distribute the product to healthcare customers. Failure by SoftNet to provide this product to IMNET as required under the agreement, or to otherwise satisfy its obligations, including future payment obligations, could have an adverse effect on the Company's business.

         Technological Changes; Competition. The market for the Company's products is characterized by continued and rapid technological advances in both hardware and software development requiring ongoing expenditures for research and development and the timely introduction of new products. Compatibility with existing and emerging industry standards is essential to the Company's marketing strategy and research and development efforts. The establishment of standards is largely a function of user acceptance, and standards are therefore subject to change. IMNET's products are dependent upon a number of advanced technologies, including those relating to computer hardware and software, storage devices, robotics systems and other peripheral components, all of which are subject to rapid change. To be competitive, IMNET must respond effectively to technological changes by continuing to enhance its existing products to incorporate emerging or evolving standards. There can be no assurance that the Company will be able to respond effectively to technological changes or new product announcements or introductions by others. Furthermore, there can be no assurance that the Company will be able to access the needed new technology at an acceptable price. The market for healthcare information systems is intensely competitive. Certain of the Company's competitors have significantly greater financial, technical, research and development and marketing resources than the Company. Competitors vary in size and in the scope and breadth of the products and services offered. The Company's products compete both with other technologies as well as similar products developed by other companies, and other major information management companies may enter the market in which the Company competes. Competitive pressures and other factors, such as new product introductions by the Company or its competitors, or the entry into new geographic markets, may result in significant price erosion that could have a material adverse effect on the Company's business.

         Uncertainty in Healthcare Industry; Government Healthcare Reform Proposals. The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operation of healthcare providers. Many lawmakers have announced that they intend to propose programs to reform the U.S. healthcare system. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates and otherwise change the operating environment. Healthcare providers may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including those for the Company's products and related services. Cost containment measures instituted by healthcare providers as a result of regulatory reform or otherwise could result in greater selectivity in the allocation of capital funds. Such selectivity could have a material adverse effect on the Company's ability to sell its products and related services.

438894.1
                                        6

         The FDA has issued a draft guidance document addressing the regulation of certain computer products as medical devices under the Federal Food, Drug, and Cosmetic Act (the "FDC Act"). Medical devices are subject to regulation by the FDA which requires, among other things, premarket notifications or approvals and compliance with labeling, registration and listing requirements, good manufacturing practices and records and reporting requirements. The FDA currently regulates the Company's MedVision product line.

         Dependence on Key Personnel. Kenneth D. Rardin and certain other executive officers have been primarily responsible for the development and expansion of the Company's business, and the loss of the services of one or more of these individuals could have a material adverse effect on the Company. In addition, the Company believes that its future success will be dependent in part on its continued ability to recruit, motivate and retain qualified personnel. There can be no assurance the Company will be successful in this regard. The Company maintains a $2.0 million key man life insurance policy on the life of Mr. Rardin.

         Dependence on Proprietary Rights and Patents. To develop and maintain its competitive position, IMNET relies primarily upon the technical expertise and creative skills of its personnel, confidentiality agreements and, to some degree, patents and copyrights. The Company owns patents and has license rights to certain patents held by third parties. These patents and patent rights relate to aspects of the technology used in certain of the Company's products. Successful litigation against the Company regarding its patents or patent rights, or infringement by the Company of the patent rights of others, could have a material adverse effect on the Company's business. There can be no assurance that patents issued to or licensed by the Company will not be challenged or circumvented by competitors or be found to be sufficiently broad to protect the Company's technology or to provide it with any competitive advantage. In addition, there can be no assurance that confidentiality agreements will not be breached or that the Company will have adequate remedies for any such breach.

         There has been substantial litigation regarding patent and other intellectual property rights in the computer industry. Although to the knowledge of the Company there are no claims pending against or involving the Company, there can be no assurance that such claims will not be instituted. Adverse determinations in any such claim could subject the Company to significant liabilities to third parties and could require the Company to seek licenses from third parties. There can be no assurance that any such licenses will be available on commercially reasonable terms.

         Product Liability. The Company's products are used to provide information that relates to healthcare enterprise operations and information that may be used in other critical applications. Any failure by the Company's systems to provide accurate and timely information could result in claims against the Company. The Company maintains insurance to protect against claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against the Company. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company. Even unsuccessful claims could result in the Company's expenditure of funds in litigation and management time and resources. There can be no assurance that the Company will not be subject to product liability claims, that such claims will not result in liability in excess of its insurance coverage or that the Company's insurance will cover such claims or that appropriate insurance will continue to be available to the Company in the future at commercially reasonable rates.

         Foreign Operations. Approximately 8% of the Company's total revenues for the fiscal year ended June 30, 1996, and 4% of the Company's total revenues for the nine-month period ended March 31, 1997, were attributable to sales outside the United States. Sales to customers outside the United States are subject to incremental risks, including the following: (i) agreements may be more difficult to enforce and receivables more difficult to collect through foreign legal systems; (ii) to the extent the Company invoices in foreign currencies in the future, exchange rate fluctuations could adversely affect the Company's results of operations; (iii) foreign customers often have longer payment cycles; and (iv) foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes or exchange controls or adopt other restrictions on foreign trade. To date, the Company's results of operations have not been adversely affected by currency exchange rate fluctuations because the Company has invoiced all of its sales in United States dollars. The Company anticipates that revenues attributable to sales outside the United States will decline as a percentage of total revenues.

         Shares Eligible for Future Sale. A substantial number of shares of Common Stock are currently available and will become available for sale in the public market at prescribed times following the completion of this offering. Sales of substantial amounts of Common Stock in the public market after the offering under Rule 144 promulgated

438894.1
                                        7
under the Securities Act of 1933, as amended (the "Securities Act") or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock and could impair the future ability of the Company to raise capital through an offering of its equity securities. In addition, certain stockholders have the right to demand registration under the Securities Act of additional shares of Common Stock and to have additional shares of Common Stock included in future registered public offerings of Common Stock. This right has been exercised in part in connection with this offering.

         Certain Anti-Takeover Considerations. The Company's Bylaws contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of such provisions will allow the Company to issue Preferred Stock with rights senior to those of the Common Stock and to impose various procedural and other requirements which could make it more difficult for shareholders to effect certain corporate actions.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Common Stock offered by the Selling Stockholders.

                              SELLING STOCKHOLDERS

         The IMNET Common Stock to which this Prospectus relates is being offered by Larry C. Hunter and Paul Sherman (the "Selling Stockholders"). On September 30, 1996, IMNET Oregon Acquisition Corporation ("IMNET Oregon"), a wholly owned subsidiary of the Company, was merged (the "Hunter Merger") with and into Hunter International, Inc. ("Hunter") pursuant to an Agreement and Plan of Merger dated as of September 30, 1996, between the Company, IMNET Oregon, Hunter and the Selling Stockholders (the "Hunter Merger Agreement"). An aggregate of 429,292 shares were issued to the Selling Stockholders, in connection with the Hunter Merger. The Selling Stockholders received and exercised demand registration rights with respect all of the shares of IMNET stock received by them pursuant to the Hunter Merger Agreement.

         The following table states the number of shares of the outstanding Common Stock of the Company owned by the Selling Stockholders as of March 31, 1997, the number of such shares which may be sold for the account of the Selling Stockholders.

                                                                    Beneficial Ownership
Beneficial Owner                                                  Prior to the Offering(1)
                                                        --------------------------------------------
                                                             Shares                 Percentage
                                                        ----------------       ---------------------
Larry C. Hunter(2)...................................       321,969(4)                 3.4%
Paul Sherman(3)......................................       107,323(5)                 1.1%

----------------

(1)      Percentage  is the  percentage of  outstanding  shares of each class of Common Stock  beneficially owned as of March 31,
         1997. As of such date, 9,634,714 shares of Common Stock were  outstanding.  Upon completion of this  offering,  if  all offered  securities  are  sold,  the  Selling Stockholders will not own any shares of Common Stock.

(2)      Prior to the Hunter Merger, Mr. Hunter was an officer, director and stockholder of Hunter. Mr. Hunter is an employee of the
         Company.

(3)      Prior to the Hunter Merger, Mr. Sherman was an officer, director and stockholder of Hunter.  From the date of the Hunter
         Merger until December 31, 1996, Mr. Sherman was an employee of the Company.

(4)      Includes 32,197 shares held in escrow pursuant to the Hunter Merger Agreement.  Such shares will not be available for sale until September 30, 1997.

(5)      Includes 10,732 shares held in escrow pursuant to the Hunter Merger Agreement.  Such shares will not be available for sale until September 30, 1997.


438894.1
                                        8

                              PLAN OF DISTRIBUTION

         The Company has been advised that the distribution of the Common Stock by the Selling Stockholders may be effected from time to time in one or more transactions (which may involve block transactions) (i) on the Nasdaq National Market on which the Company's Common Stock are listed, in transactions that may include special offerings and exchange distributions pursuant to and in accordance with the rules of such exchanges, or (ii) in transactions otherwise than on the Nasdaq National Market, or in a combination of any such transactions. Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker-dealers and such broker-dealers will receive compensation in the form of discounts or commissions from the Selling Stockholders and may receive commissions from the purchasers of the Common Stock for whom they may act as agent (which discounts or commissions from the Selling Stockholders or such purchasers will not exceed those customary in the type of transactions involved).

         Any broker-dealers that participate with the Selling Stockholders in the distribution of the Common Stock, may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commissions or discounts received by such broker-dealers and any profit on the resale of the Common Stock by such broker-dealers might be deemed to be underwriting discounts and commissions under such act.

         Upon the Company's being notified by the Selling Stockholders that any material arrangement has been entered into with a broker or dealer for the sale of the Common Stock through a secondary distribution, or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(b) under the 1933 Act, disclosing (a) the names of such broker-dealers,
(b) the number of shares involved, (c) the price at which such shares are being sold, (d) the commission paid or the discounts or concessions allowed to such broker-dealers, (e) where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

                                  LEGAL MATTERS

         Certain legal matters in connection with the Common Stock covered by this Prospectus are being passed upon by Arnall Golden & Gregory, LLP.

                                     EXPERTS

         The consolidated financial statements and schedule of the Company as of June 30, 1996 and 1995, and for each of the years in the three-year period ended June 30, 1996, included in the Company's Form 10-K for the fiscal year ended June 30, 1996 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, dated August 13, 1996, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements and schedule of the Company as of June 30, 1996 and 1995, and for each of the years in the three-year period ended June 30, 1996 included in the Company's Current Report on Form 8-K dated May 15, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, dated February 27, 1997, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


438894.1
                                        9